FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0001
April 2, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attention:    Dave Edgar

Re:    Digi International Inc.
Form 10-K for the fiscal year ended September 30, 2023
Form 8-K furnished on January 31, 2024
File No. 001-34033

Ladies and Gentlemen:

Set forth below is the response of Digi International Inc. (“we”, “us”, “our” or “Digi”) to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter to us dated March 6, 2024 (the “Comment Letter”).  For your convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede our response.

The Company is requesting confidential treatment for certain figures included in the Company’s response to the SEC’s comment, which have been redacted and replaced with bracketed asterisks (“[***]”). Pursuant to Rule 83 of the SEC’s Rules on Information and Requests (17 C.F.R. §200.83), the Company has provided the unredacted response to the Staff under separate cover and a separate letter to the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

Form 10-K for the Fiscal Year Ended September 30, 2023

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 44

1. We note your response to prior comment 4 where you indicate contracts with multiple performance obligations that include implementation fees are isolated to SmartSense arrangements in which you do not retain ownership. However, SmartSense appears to be part of your IoT Solutions segment while your proposed revised discussion of multiple performance obligations refers to Digi Remote Manager, which appears to be part of your
IoT Product and Services segment. Please explain this apparent inconsistency. In addition, we note from your response to prior comment 5 that customers in your IoT Products and
Services segment can purchase services such as Digi Remote Manager, Lighthouse

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0002
Management software or technical services. Tell us whether you have other multiple performance obligations besides SmartSense arrangements and if so, tell us the amount of such arrangements for each period presented. Lastly, revise your proposed disclosures to include a discussion of how you determine standalone selling price for such contracts as indicated in your response. Refer to ASC 606-10-50-20.

We respectfully advise that contracts with multiple performance obligations are nearly exclusive to IoT Products and Services with a limited number of SmartSense contracts in Solutions. In these SmartSense contracts, hardware is sold to a customer with an associated implementation fee, that covers the initial set-up of purchased equipment. In our prior response, we assessed these SmartSense contracts to be immaterial and they were not disclosed in the proposed revised disclosure regarding contracts with multiple performance obligations.

[***]

Going forward, we will expand our discussion like the below example based upon our fiscal 2023 10-K:
Contracts with Multiple Performance Obligations

Some of our contracts with customers in IoT Products and Services and, to a much lesser extent, in IoT Solutions include multiple performance obligations. In these contracts, each performance obligation is recognized at the amount of the allocated transaction price, which is determined based on each performance obligations standalone selling price (SSP) for the distinct obligation. The best evidence of SSP is the observable price of a product or service when we sell the goods separately in similar circumstances and to similar customers. In instances where SSP is not directly observable, we estimate SSP using information that may include market conditions. In some of our IoT Solution contracts we are providing subscription services, while retaining ownership of the equipment, we have determined there is a single performance obligation encompassing the various activities that are inputs into the service. As such, all revenue derived from the service is recognized over the subscription term of the contract ratably as a series. We have made an accounting policy election to exclude from the measurement of our revenues any sales or similar taxes we collect from customers.

[***]

Note 4. Segment Information and Major Customers, page 53.
2.Please address the following as it relates to your response to prior comment 5:
-You state that end users purchase the hardware products in your IoT Products and Services segment (P&S segment) based on consideration of the hardware products technical features and functionality. Provide us with a discussion of the features and functionalities separately for the products in each of the operating segments and explain how any differences in features and functionalities factored into your qualitative analysis.

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0003

All of the products within our IoT Products and Services segment drive towards one common function: enabling machine to machine connectivity and communications. This functionality is the singular purpose for customers to purchase IoT Products and Services segment products. Not only do products in the IoT Products and Services segment all have the same function, but there are also no significant differences in the features of these products. The commonality of function and features was the driving consideration in our qualitative analysis when considering whether to aggregate operating segments within the IoT Products and Services reportable segment.

The four operating segments within our IoT Products and Services segment are divided by families of products that are based on how the products interface with an end customer’s application of the equipment to enable machine-to-machine communication. While all products drive towards common functionality, our operating segments better refine technical expertise for end users. However, our customers regularly purchase products and services across all four operating segments within our IoT Products and Services reportable segment. The operating segments are:

•Cellular Routers are fully enclosed box devices that rest outside the device for which they provide connectivity. The devices for which they provide connectivity interface with the router via a cord – i.e., they are plugged into the router. As their name implies, the routers provide communication via cellular protocols for the device into which they are plugged.
•Console Servers are very similar to cellular routers. The primary difference is that these products are exclusively offered for edge computing installments and data center usage (i.e., they serve specific markets with specific product feature needs and use cases).
•Infrastructure Management utilizes connect sensors, cellular enabled devices that are battery operated, as well as other types of console server applications that utilize our Digi Accelerated Linux operating system. These products are offered for edge computing installments and data center usage. There are some products that do not use cellular communications, but those are a small part of the product mix. Similar to console servers and cellular routers, the devices for which they provide connectivity interface via a cord – i.e., they are plugged into the device.
•OEM are smaller form factor module products that the customer purchases to embed into their own device to enable connectivity. These modules can utilize either cellular or another wireless communication protocol (e.g., ZigBee, Bluetooth, Radio-Frequency) based on the end user’s needs and preferences.

Other than the nature of their interfaces, product feature differences are insignificant between operating segments and all the product families within each operating segment have features designed to address:
•Environmental conditions, such as indoor or outdoor use, operating temperature range, and whether the product operates in an exposed or enclosed setting.

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0004
•Number of customer devices that can connect to the Digi product for network access.
•Security capabilities such as whether communications are encrypted or unencrypted.
•The communications protocol the customer wants to utilize.
•Power needs and usage.
•Product dimensions.
•Capacity for remote firmware upgrades.

Each operating segment has products that span across all of these differences. Accordingly, there are no significant differences in the features of products across the operating segments.

-Quantify the portion of revenue attributable to products and to services within each of the operating segments aggregated in the P&S segment, explain any differences between the operating segments, and tell us how such differences were considered as part of your analysis.

We respectfully advise the Staff that we do not consider differences in the composition of products and services revenue across the operating segments in our IoT Products and Services reportable segment in our analysis.

The Chief Operating Decision Maker (“CODM”) uses operating income as a percentage of revenue to assess the performance of our IoT Products and Services reportable segment.

Hardware in our IoT Products and Services segment can operate entirely independent of any additional services. Services within IoT Products and Services are primarily related to remote manager platforms, which offer the same service across all operating segments. A full description of services is provided in our prior response beginning on page 8. A remote manager platform allows customer to remotely monitor and track assets. These services are not required to operate any of our hardware products and are just another benefit a customer can choose to purchase. Our customers may elect these services as a stand-alone transaction any time between the initial purchase and the end of the operating life of the hardware.

Services in our IoT Products and Services segment are not required for the hardware to operate as designed. Any differences in revenue mix between hardware and software among operating segments are exclusively due to customers decisions whether to purchase services and has no impact on the functionality of the hardware to connect and enable machines to communicate over networks. For this reason, we do not consider the differences in revenue attributable to products and to services as part of our analysis.

[***]

-You state all P&S product lines leverage third-party contract manufacturers that typically supply a range of products that cut across the operating segments. Tell us whether each of your operating segments use contract manufacturers for the supply of all products or whether any are manufactured by the company, and if so, to what

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0005 extent. Tell us more about the mix of contract manufacturers, including whether certain manufacturers are primarily responsible for supplying products to a particular segment, and if so, why. Describe further the manufacturing process performed by these third parties for each operating segment and how they are similar and whether there are any differences. Also, provide further detail regarding the range of products provided by the contract manufacturers and the specific segments to which they relate.
-Describe the manufacturing process performed by third-party contract manufacturers for each of the Solutions operating segments, and whether there are any differences. Tell us more about the mix of contract manufacturers, including whether certain manufacturers are primarily responsible for supplying products to a particular segment, and if so, why. In this regard, we note your disclosure on page 6 that Ventus relies almost exclusively on a manufacturer in China for the production of the hardware it provides to its customers.

Across both of our reportable segments:
-Digi leverages third-party contract manufacturers (each a “CM”) for the full scope of our products.
-Digi does not manufacture any of the finished goods sold to customers.
-The CM process for manufacturer is the same across all CMs as below described.
-Digi could use any of its CMs to produce all of its products but has elected not to do this for a range of reasons below described.

The manufacturing process performed by these third parties is standard for all Digi contract manufacturers:
-Digi is the designer of the product, and maintains the bill of materials, software, and manufacturing test processes.
-Digi issues a purchase order to the CM.
-The CM procures all required components.
-The CM assembles and tests the product.
-The CM issues us a finished good invoice.
-The CM ships product in the quantity and to a designated destination per Digi’s direction.

This is the high-level process for all of Digi’s CM relationships, agnostic of operating segment or reportable segment.

[***]

There is nothing unique about the products in either of our reportable IoT Products and Services segment or our reportable IoT Solutions segment that would restrict all products across both reportable segments from being manufactured by any single one of our CMs. Digi elects to leverage several CM relationships as a business decision for cost efficiency, minimization of risk and to avoid potential disruption to our operations that could result from moving long-standing and successful relationships.

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0006

The CMs Digi utilizes do not provide products exclusively to any one operating segment except for a CM who works on Ventus products. Ventus was acquired by Digi in November 2021 and had used a single CM to produce products for an extensive period of time prior to acquisition. The long-standing relationship has worked well for Ventus. A combination of factors including overall inventory balances, the well documented supply chain challenges around semiconductors and microprocessors that commenced during the COVID-19 pandemic as well as other integration priorities led to our business decision to not consider moving this relationship until a later date. Digi would benefit from a multi-CM approach for this operating segment. There is nothing limiting our ability to expand Ventus manufacturing into a different CM, but to date we have elected for business reasons, including those mentioned above, to not do so.

-You indicate that distributors and resellers are typically your customer in the P&S segment. Describe any differences between the industries served by the distributor and reseller customers of each operating segment, and how any differences were considered in your analysis. Also describe the types or classes of customers for each segment other than distributors and resellers, and the types of products and services they purchase.

The industries a particular distributor or reseller serves is not a factor in our decision to retain them, nor do we consider this in our analysis. All our distributors and resellers are specialists in selling electronics and/or communications equipment, including our products and services. In addition, the distributors and resellers we retain typically sell products across multiple operating segments within the IoT Products and Services reportable segment. Our decisions on which distributors and resellers to utilize in all of our IoT Products and Services operating segments are based upon factors consistent across the operating segments, which include the geographies they are capable of servicing and their networks of historic customers as well as the volume of transactions in which the distributor engages.

[***]

The below table from our previously published investor presentation materials demonstrates some of the industrial verticals that make purchases from our IoT Products and Services operating segments. This list is not exhaustive and customers across a broad range of industries may desire to purchase from any number of our operating segments. Neither the types and classes of customers nor the types of products vary between direct or indirect sales channels.

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0007

-Describe further the data that is monitored for each of the operating segments in the IoT Solutions segment (Solutions segment) and tell us how the services rendered by each operating segment are similar and how they differ. For example, explain how Smartsense’s ability to monitor temperature and other environmental conditions in refrigeration for perishable goods is similar to Ventus providing MNaaS solutions to simplify the complexity of enterprise wide-area-network connectivity, and how they differ.

The services rendered by each operating segment in our Solutions reportable segment are fundamentally the same: Digi provides pre-packaged and specific data-based services that monitor and advise customers as to the operational effectiveness of customer owned operating equipment. Our customers have broadly dispersed items of equipment that provide mission-critical function to the customer’s day to day business. The services provided by Digi allow the customer to monitor these business functions remotely and adhere to a particular set of regulatory or critical operating responsibilities via the delivery of monitoring data packaged and delivered by Digi for consumption by the customer.

The nature of data behind the services provided by SmartSense and Ventus does have differences. Ventus does not package and distribute temperature data from ATM machines or retail kiosks and SmartSense similarly does not package and deliver insights about security compliant connectivity to process ATM transactions or lottery terminal sales.

More important in our consideration than those differences in the nature of data, Digi has determined that the services being delivered within each operating segment are fundamentally the same. The customers of each operating segment are relying on Digi to assure widely dispersed items of similar pieces of mission critical equipment operated by the customer in its day-to-day business are functioning properly and to provide alerts to the customer when that is not the case. In each instance the customer deploys Digi hardware products that provide specific Digi software drive insights as to the function of specific types of customer equipment.

The foundation of the purchase by the customer is the delivery of these mission critical services. The hardware delivered by Digi in connection with these services does not deliver any value to the customer unless it is paired with the corresponding Digi software that delivers the customer

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0008 the data. The software provided by Digi cannot be delivered other than through use with the Digi provided hardware.

-Describe further the hardware provided for each of the operating segments in the Solutions segment, including consideration of similarities and differences.

As described above, the hardware that is provided in both Solutions operating segments are similar devices that provide the same functionality described within our products above noted. Namely they enable customer’s machines to connect and communicate over networks. Via the software paired with the hardware, the customer can also confirm that their equipment which the Digi hardware helps monitor is powered, has network availability and is transmitting data that the customer’s machines are operating as intended. Although the method of communication may vary between cellular and Bluetooth, the functionality is the same.

-Tell us what industries each of the Solutions operating segment service and explain further the “overlap” of customers between segments.

In our IoT Solutions reportable segment, Digi sells direct to end users through Digi-employed sales teams, organized by industry verticals inside each operating segment. Those teams span across multiple end users across multiple verticals and collaborate across verticals. The below table from our previously published investor presentation materials shows the verticals we serve, and which operating segments sell into those verticals:

	SmartSense	Ventus
Food Service	X	X
Healthcare	X
Logistics	X
Financial Services		X
Retail	X	X
Industrial IoT		X

Ventus was acquired in November 2021. In the time following the completion of this acquisition, we have been focused on back-office integration. We are in the early stages of leveraging the sales teams more deeply across the verticals above mentioned. We expect to see continued growth and development of these commonalities as we continue to integrate Ventus with short-term actions fitting into a long-term integration strategy.

Considering the overlap above and the criteria that customers use to make decisions in the purchase of either operating segments’ solution, we have concluded, in accordance with ASC 280-10-50-11, that the factor of the type of customer is similar.

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0009
3.Regarding the Quantitative Review provided in your response, please provide us with a revised analysis supporting your conclusion that the aggregated operating segments have similar economic characteristics that includes the following:

The CODM uses different measures of profitability for the two reportable segments. While the use of a particular profitability measure is not required, we have chosen the measures that the CODM uses in evaluating segment performance and making business decisions. The measures of profitability used were also a factor in our analysis on whether the operating segments have similar economic characteristics in accordance with ASC 280-10-50-11.

For our IoT Products and Services reportable segment, the profitability measure used by our CODM is Operating Income as a percentage of revenue. Our analysis for that determination is:
-Gross Profit (as a percent of revenue): Hardware transactions are independent in nature. Pricing can be variable and may be negotiated at the time of the transaction. Mix of product plays a heavy factor, and as described above, does not always have consistency over reporting periods.
-Operating Income (as a percent of revenue): This is the measure that the CODM uses in making decisions for each operating segment. Decisions of investment in people, research and development, and new product introduction along with pricing are done with a focus on operating income. With factors like revenue and gross profit which can be more variable, decisions are able to be made in real time on investments when evaluated by operating income as a percent of revenue. The operating segments are managed based on this metric.

For our IoT Solutions reportable segment, the measure used by our CODM is Gross Profit as a percentage of revenue. Our analysis for that determination is:

-Operating Income (as a percent of revenue): Revenue is usually recognized over a specified time frame. The Annualized Recurring Revenue (ARR) maybe expanding quicker than the revenue recognized, so the operating income as a percent of revenue could be lagging.
-Gross Profit (as a percent of revenue): This is the measure that the CODM uses in making decisions for each operating segment. Decisions of investment in people, research and development, and new product introduction along with pricing are done with a focus on gross profit. With revenue largely recognized over a period of time, the investment base established to the objective of growing annualized recurring revenue, gross profit as a percentage of revenue provides the basis of decision making for investments. The operating segments are managed based on this metric.

Historically we have disclosed both profitability measures due to the fact the CODM receives both, but as noted above the CODM focuses on one measure for IoT Products and Services and another measure for IoT Solutions. Therefore, in future filings, commencing with the quarterly report on Form 10-Q for the quarter ended March 31, 2024, we will expand our discussion similar to the below example to represent more clearly our view on segmentation:

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0010
The operating segments included in our IoT Products and Services reportable segment and in our IoT Solutions reportable segment each have similar qualitative and quantitative factors, which allows us to aggregate them into two reportable segments. The qualitative factors include similar nature of products and services, production process, type or class of customer and methods used to distribute the products. The quantitative factors include similar economic characteristics, as demonstrated by gross profit margins for our Solutions segment, and similar operating margins for our Products and Services segment. Our CEO, who is our chief operating decision maker reviews and makes business decisions which includes a primary review of gross profit for our Solutions segment and operating income for our Products and Services segment These are the metrics most relevant in measuring profit for each reportable segment given the nature of the products and services offered within each.

-The underlying historical and projected financial and other data you considered in concluding that the aggregated segments have similar economic characteristics under ASC 280-10-50-11. Include quantitative data for revenues, each of gross profit and operating income, as well as any other measures of segment profitability you considered, by year, for each operating segment.

[***]

-An analysis of the economic characteristics for each individual operating segment aggregated within your P&S and Solutions reportable segments, including a quantified discussion of revenue, gross profit, and operating income.

IoT Products and Services Reportable Segment:

The primary measure of profit used by our CODM to make decisions is Operating Income as a Percentage of Revenue, excluding certain allocations discussed above. While revenue and gross profit are noted, they are not measures used in evaluating segment profitability. Our operating segments primarily sell hardware. Hardware sales can have wide variances over reporting periods. Impacts include both internal influences as well as external influences. Hardware also can see variances in pricing, mix and competition, and can lead to wide variances over reporting periods.

[***]

When considering our historical results, we note:
•In Fiscal year 2021 operating income as a percentage of revenue for three of the four operating segments were similar [***].
•In Fiscal year 2022 operating income as a percentage of revenue was not similar across the operating segments. We note the impacts of the supply chain challenges arising from the COVID-19 pandemic, primarily in microchips, created challenges contained to that year across all operating segments and is not an indicator of historical, or future expectations of similar economic characteristics [***].

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0011
•In Fiscal year 2023, operating income as a percentage of revenue for the same three of four operating segments were similar [***].
•For the [***] operating segment that was outside of the band of operating income as a percentage of revenue for each year, we note:
oIn fiscal year 2021, revenue in the operating segment declined by 43% [***]. The fiscal year 2020 revenue was on the same cost structure as seen in fiscal year 2021 and generated an operating income as a percent of revenue in line with results seen by the other operating segments.
oThe impacts of the COVID-19 pandemic led to global supply chain challenges, primarily in microchips. These challenges had a much greater impact on this operating segment than on the other three operating segments within IoT Products and Services and this impact continued to linger through fiscal 2023. [***] It is expected that future performance of this operating segment will be similar to those of the other IoT Products and Services operating segments, getting back to revenue levels seen in fiscal year 2020 over the next three years. Factors will be largely based on macro-economic conditions [***].
oOur history of operating income as a percent of revenue has led to the business decision to maintain levels of operating expenses as we expect future performance of this operating segment to be similar of those of the other IoT Products and Services operating segments in 3 years.
o[***]

While we view the [***] operating segment as less mature and facing ongoing headwinds compared to our other operating segments, there has been historical economic similarity demonstrated at operating income as a percentage of revenue and expect that to return in the future.

IoT Solutions Reportable Segment:

The primary measure of profit primarily used by our CODM to make decisions for our Solutions reportable segment is Gross Profit as a Percentage of Revenue. While revenue and operating income are noted, they are not measures used by the CODM in evaluating segment profitability. Selling subscriptions, annual recurring revenue increases keep operating segments varied. While each operating segment has operating expenses that are similar, the difference in revenues leads to operating income variability that is not useful in making decisions.

[***]

When considering historical results, we note:

•In Fiscal year 2021, the [***] operating segment was not yet acquired by Digi, and as such, there are no historical comparable gross profit comparisons available. We disclosed in Fiscal year 2021 pro forma disclosures net sales and net income in the 10k, but we did not disclose gross profit and any such results would not be meaningful in this analysis.

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0012
•In Fiscal year 2022, the [***] operating segment was acquired during the year. This partial year view does not present a full-period comparison as data preceding the acquisition is excluded.
•In Fiscal year 2023, gross profit as a percentage of revenue is similar.
•The [***] operating segment represents less than 9% of Digi overall revenue.

While we view the [***] operating segment as less mature than the [***] operating segment, there is economic similarity along gross profit as a percentage of revenue currently and we expect that to continue into the future.

-Identification of the operating segments that experienced unique circumstances as indicated in your response.

We respectfully advise that we have addressed the Staff’s comment in our above discussion.

-Further explanation of your references to “future performance” and “future prospects” and the period(s) each represents.

We respectfully advise that we have addressed the Staff’s comment in our above discussion.

4. Please provide us with your analysis of how aggregation of the operating segments within your P&S and Solutions reportable segments is consistent with the objective and basic principles of ASC 280. Refer to ASC 280-10-50-11.

Aggregation must be consistent with the objectives and basic principles of ASC 280, as included in ASC 280-10-10-1. These include the following: to help users better understand the entity’s performance and assess its prospects for future net cash flows and make more informed judgements about the entity as a whole.

Aggregation is appropriate when the operating segments are so similar that presenting information separately would not significantly add to an investor’s understanding of the future prospects of the company and its operating segments. Although the identification of operating segments is based on the management approach, the aggregation of operating segments into reportable segments should be viewed from the perspective of investors.

Our segments provide investors with valuable information, utilizing a view that does not require deep technical understanding of specific products. The users are able to focus on products that enable machines to communicate in our IoT Products and Services reportable segment, and on dedicated data services that are driven through hardware-enabled recurring revenue platforms in our Solutions reportable segment. Our approach to segments has been consistent over 7 years, creating reasonable and highly meaningful performance comparisons and allows investors to make informed decisions while not having to be at the level of technical knowledge that decision-makers are at for day-to-day operating decisions. Industry reports follow a broad reaching Internet of Things category. Our two reportable segments enable investors to

FOIA Confidential Treatment of Limited Portions Requested by Digi International Inc., pursuant to Rule 83 (17 C.F.R. § 200.83) A0013 understand how Digi fits into that category without needing to be an IT expert or engineer, providing a valuable look at our business.

We have demonstrated qualitative commonality within each of our reportable segments through the similarities in each of nature of the products and services provided, the nature of the production process, the type or class of customers, the methods to distribute products and services, and the nature of the regulatory environment.

We have demonstrated economic commonality provided by the quantitative measurements used in evaluating performance and making decisions about the business by our CODM.

Based on management’s assessment, which is based upon the facts the various operating segments exhibit common characteristics set forth in ASC 280, we respectfully assert that it has been appropriate, and continues to be appropriate, to aggregate Cellular Routers, Console Servers, Infrastructure Management, and OEM operating segments within the IoT Products and Services reportable segment, and to aggregate the SmartSense by Digi and Ventus operating segments within the IoT Solutions reportable segment.

If you have any additional questions or comments, please feel free to contact me directly.

Sincerely,
DIGI INTERNATIONAL, INC.
By    /s/ James Loch
Chief Financial Officer

cc:    Dave Sampsell, EVP, Corporate Development, General Counsel & Corporate Secretary
Joshua Colburn, Faegre Drinker Biddle & Reath LLP